

Mail Stop 3561

January 27, 2017

Via E-mail
Lin Wei-Hsien
Doers Education ASEAN Limited
9454 Wilshire Blvd., #612
Beverly Hills, CA 90212

> **Re: Doers Education ASEAN Limited**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed January 25, 2017**
> **File No. 333-215367**

Dear Mr. Wei-Hsien:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2017 letter.

10-Q Fiscal Quarter End September 30, 2016

Certifications, Exhibits 31.1 and 32.1

1. We note your response to comment 2. Please file a corrected Section 302 and 906 certifications and amended Form 10-Q to reflect the signature of your Company's president.

Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Joshua A. Kushner, Esq.
        Cassidy & Associates